Filed by Zimmer Holdings, Inc.
Commission File No. 001-16407
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Centerpulse AG
Commission File No. 001-14654

On May 20, 2003, Zimmer Holdings, Inc. conducted a conference call, the script of which is set forth below.

Project Falcon
Investment Community Conference Call Script
May 20, 2003

GOOD MORNING LADIES AND GENTLEMEN AND WELCOME TO TODAY’S ZIMMER HOLDINGS INVESTMENT COMMUNITY CONFERENCE CALL. TODAY’S CALL IS BEING RECORDED. AT THIS TIME, WE WILL TURN THE CALL OVER TO MR. DAVID DVORAK. PLEASE GO AHEAD.

GOOD MORNING AND GOOD AFTERNOON. MY NAME IS DAVID DVORAK. I AM ZIMMER’S SENIOR VP AND GENERAL COUNSEL, AND I WOULD LIKE TO READ THE COMPANY’S SAFE HARBOR STATEMENT.

THIS PRESENTATION CONTAINS FORWARD-LOOKING STATEMENTS WITHIN SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 BASED ON CURRENT EXPECTATIONS, ESTIMATES, FORECASTS AND PROJECTIONS ABOUT THE ORTHOPAEDICS INDUSTRY, MANAGEMENT’S BELIEFS AND

ASSUMPTIONS MADE BY MANAGEMENT. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS THAT COULD CAUSE ACTUAL OUTCOMES AND RESULTS TO DIFFER MATERIALLY. IN PARTICULAR, FORWARD-LOOKING STATEMENTS AS TO ZIMMER’S FINANCIAL AND BUSINESS PERFORMANCE FOLLOWING THE PROPOSED ACQUISITIONS SHOULD BE QUALIFIED BY THE ABSENCE OF ANY OPPORTUNITY ON THE PART OF ZIMMER TO PERFORM DUE DILIGENCE ON CENTERPULSE OR INCENTIVE, A SIGNIFICANT SHAREHOLDER OF CENTERPULSE. THESE FORWARD-LOOKING STATEMENTS MAY BE SIGNIFICANTLY DIFFERENT HAD SUCH DUE DILIGENCE REVIEW BEEN UNDERTAKEN. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DISCUSSED IN THE COMPANY’S MOST RECENT ANNUAL REPORT ON FORM 10-K, PERIODIC REPORTS ON FORM 10-Q AND THE DISCLOSURE MATERIALS TO BE FILED WITH THE U.S. SECURITIES AND

EXCHANGE COMMISSION RELATING TO THE PROPOSED EXCHANGE OFFERS. ZIMMER DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THIS PRESENTATION ALSO CONTAINS CERTAIN NON-GAAP FINANCIAL MEASURES. A RECONCILIATION OF SUCH INFORMATION TO THE MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURES WILL BE FURNISHED IN OUR DISCLOSURE MATERIALS FILED WITH THE SEC AND MAY BE ACCESSED FROM THE ZIMMER WEBSITE AT WWW.ZIMMER.COM.

THIS PRESENTATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. ANY EXCHANGE OFFER WILL BE MADE ONLY THROUGH A REGISTRATION STATEMENT AND RELATED MATERIALS, INCLUDING A TENDER OFFER

STATEMENT. ZIMMER AND ITS DIRECTORS, OFFICERS AND OTHER MEMBERS OF ITS MANAGEMENT AND EMPLOYEES ALSO MAY BE SOLICITING PROXIES FROM ZIMMER STOCKHOLDERS IN CONNECTION WITH THE PROPOSED EXCHANGE OFFERS. INVESTORS AND SECURITY HOLDERS SHOULD NOTE THAT THE PROPOSED EXCHANGE OFFERS DESCRIBED IN THIS PRESENTATION HAVE NOT BEEN AGREED TO BY CENTERPULSE OR INCENTIVE AND ARE SUBJECT TO CERTAIN CONDITIONS. WHEN AND IF ZIMMER PROCEEDS WITH THE PROPOSED EXCHANGE OFFERS, IT WILL FILE APPROPRIATE DISCLOSURE MATERIALS WITH THE SEC AND SWISS TAKEOVER BOARD. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DISCLOSURE MATERIALS WHEN THEY BECOME AVAILABLE, BECAUSE THE DISCLOSURE MATERIALS CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DISCLOSURE MATERIALS (WHEN THEY BECOME AVAILABLE) AND

OTHER DOCUMENTS FILED BY ZIMMER WITH THE SEC AT ITS WEBSITE AT WWW.SEC.GOV. THE DISCLOSURE MATERIALS, WHEN THEY ARE FILED, AND OTHER DOCUMENTS OF ZIMMER MAY ALSO BE OBTAINED FROM ZIMMER UPON REQUEST BY DIRECTING SUCH REQUEST TO SAM LENO, SENIOR VP AND CFO OF ZIMMER.

AND NOW, I WOULD LIKE TO INTRODUCE RAY ELLIOTT, CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF ZIMMER HOLDINGS, INC.

THANK YOU, DAVID, AND THANKS TO ALL OF YOU FOR JOINING US ON SUCH SHORT NOTICE TO DISCUSS OUR OFFER TO ACQUIRE CENTERPULSE, WHICH WE ANNOUNCED THIS MORNING. WITH ME TODAY IS SAM LENO, OUR CHIEF FINANCIAL OFFICER, AND YOU’VE ALREADY MET DAVID DVORAK, OUR GENERAL COUNSEL. I WILL SPEND A FEW MINUTES DISCUSSING THE STRATEGIC AND OPERATIONAL RATIONALE FOR THE

PROPOSED TRANSACTION AND THEN SAM WILL OUTLINE THE TERMS OF OUR OFFER, AS WELL AS DISCUSS THE SHORT AND LONG-TERM FINANCIAL BENEFITS. AFTER WE COMPLETE OUR REMARKS WE WILL BE GLAD TO ANSWER YOUR QUESTIONS.

BEFORE I BEGIN MY PRESENTATION, I’D LIKE TO MENTION THAT WE WILL HOST AN INVESTMENT COMMUNITY LUNCHEON TODAY AT 12:00 PM IN THE VERSAILLES ROOM AT THE ST. REGIS HOTEL IN NEW YORK, AT WHICH TIME WE WILL MAKE ADDITIONAL COMMENTS ABOUT OUR OFFER TO ACQUIRE CENTERPULSE. THE PRESENTATION WILL BE POSTED ON OUR WEBSITE.

WITH THOSE DETAILS OUT OF THE WAY, I’LL TURN TO THE DISCUSSION OF THIS MORNING’S ANNOUNCEMENT.

IN ACCORDANCE WITH SWISS TAKEOVER LAWS, WE ANNOUNCED TODAY A COMPETING OFFER TO ACQUIRE

CENTERPULSE IN A TRANSACTION THAT WILL CREATE THE NUMBER-ONE PURE-PLAY ORTHOPAEDICS COMPANY IN THE WORLD. OUR COMBINATION WITH CENTERPULSE WILL GIVE US LEADING MARKET POSITIONS, TECHNOLOGY AND SCALE THROUGH WHICH WE WILL BE WELL POSITIONED TO CAPITALIZE ON THE ATTRACTIVE GROWTH OPPORTUNITIES IN THE GLOBAL ORTHOPAEDICS INDUSTRY. THIS TRANSACTION WILL ALLOW ZIMMER TO EXECUTE SIGNIFICANT DIVERSIFICATION WHILE BEING ACCRETIVE TO OUR EARNINGS PER SHARE IN THE FIRST YEAR, BEFORE SYNERGIES AND ONE-TIME CHARGES.

OUR OFFER IS TO ACQUIRE EACH SHARE OF CENTERPULSE FOR 120 SWISS FRANCS CASH AND 3.68 ZIMMER SHARES WHICH, BASED ON YESTERDAY’S CLOSING PRICE, REPRESENTS TOTAL VALUE OF 350 SWISS FRANCS PER CENTERPULSE SHARE, OR IN THE AGGREGATE APPROXIMATELY 4.2 BILLION SWISS FRANCS

OR $3.2 BILLION U.S. DOLLARS. OUR OFFER IS SUPERIOR, REPRESENTING A 20% PREMIUM OVER CENTERPULSE’S CLOSING PRICE YESTERDAY AND A 24% PREMIUM OVER THE IMPLIED VALUE OF SMITH & NEPHEW’S OFFER AT ANNOUNCEMENT. BOTH OUR PRELIMINARY OFFER IN OCTOBER 2002 AND THIS CURRENT OFFER PROVIDE PREMIA IN RECOGNITION OF CENTERPULSE’S PERFORMANCE, AND IN KEEPING WITH THE SWX-SWISS EXCHANGE TRANSACTIONS OVER THE LAST 5 YEARS. WE EXPECT TO FORMALLY LAUNCH OUR OFFER IN ACCORDANCE WITH THE SWISS TAKEOVER BOARD RULES AND REGULATIONS ON OR AROUND JUNE 17, 2003.

BY ACCEPTING OUR OFFER, CENTERPULSE SHAREHOLDERS WILL REALIZE SUBSTANTIALLY GREATER VALUE THAN THEY WOULD IF THEY ACCEPTED THE SMITH & NEPHEW OFFER. MORE IMPORTANTLY, AS THE CURRENT SHAREHOLDERS OF CENTERPULSE WILL BECOME MEANINGFUL OWNERS OF THE TOP-

PERFORMING OPERATING COMPANY IN THE ORTHOPAEDICS INDUSTRY, WE BELIEVE THAT A TRANSACTION WITH ZIMMER REPRESENTS THEIR BEST OPPORTUNITY TO REALIZE BOTH SHORT-TERM AND LONG-TERM VALUE.

[PAUSE]

DURING THE PAST FEW YEARS, ZIMMER HAS CONSISTENTLY POSTED STRONG FINANCIAL AND OPERATIONAL PERFORMANCE. SINCE 1997, WHEN MANY OF THE CURRENT MANAGEMENT TEAM MEMBERS JOINED THE COMPANY, OUR SALES HAVE GROWN ORGANICALLY AT A COMPOUNDED ANNUAL GROWTH RATE OF 12%, REACHING NEARLY $1.4 BILLION IN 2002 SALES, WITH A 16% GROWTH RATE. WE CONTINUE TO HAVE THE HIGHEST MARGINS IN THE INDUSTRY DESPITE NOT HAVING A SPINE FRANCHISE. WE HAVE SUCCESSFULLY GENERATED EARNINGS GROWTH THAT CONSISTENTLY

OUTPACES OUR SALES GROWTH. IN ADDITION, THROUGH DISCIPLINED OPERATIONS, WE HAVE GENERATED STRONG FREE CASH FLOW THAT HAS ENABLED US TO PAY DOWN MORE THAN $375 MILLION OF DEBT IN THE LITTLE MORE THAN 20 MONTHS SINCE WE WERE SPUN OFF FROM OUR FORMER PARENT IN 2001. AS A RESULT, WE HAVE BEEN REWARDED IN THE EQUITY MARKET WHERE OUR STOCK HAS APPRECIATED NEARLY 80% OVER THE PAST 20 MONTHS, OUTPERFORMING MAJOR INDICES, AS WELL AS MANY OF OUR INDUSTRY PEERS BY MORE THAN 60%. DURING 2002, ZIMMER RECORDED THE 5th HIGHEST INCREASE IN SHARE PRICE OF ALL LARGE CAP COMPANIES ON THE NEW YORK STOCK EXCHANGE. WE LOOK FORWARD TO CONTINUING THIS SUCCESSFUL TRACK RECORD OF OUT-PERFORMANCE WITH CENTERPULSE.

FOR THOSE OF YOU WHO MIGHT BE UNFAMILIAR WITH CENTERPULSE, LET ME GIVE A QUICK SNAPSHOT OF THE

COMPANY. FOUNDED IN 1963 AND HEADQUARTERED IN ZURICH WITH MAJOR OPERATIONS IN WINTERTHUR, CENTERPULSE IS THE EUROPEAN MARKET LEADER IN RECONSTRUCTIVE PRODUCTS. AS OF THE BEGINNING OF THIS YEAR, FOLLOWING A SERIES OF DIVESTURES, CENTERPULSE IS FOCUSED EXCLUSIVELY ON ORTHOPAEDICS WITH TOTAL SALES IN THE AREA OF $800 MILLION U.S. CENTERPULSE HAS APPROXIMATELY 2,800 EMPLOYEES IN 80 COUNTRIES.

ZIMMER HAS LONG RECOGNIZED CENTERPULSE’S LOYAL SURGEON RELATIONSHIPS, POSITIVE SALES MOMENTUM, IMPROVING PROFITABILITY, SUPERB FACILITIES AND, IMPORTANTLY, GREAT PLATFORMS IN THE SPINE AND DENTAL MARKETS. THIS HAS BEEN AND IS NOW AN OUTSTANDING AND INNOVATIVE MEDICAL DEVICE COMPANY, INTERRUPTED ONLY BY AN UNFORTUNATE PRODUCT RECALL!

AS I SAID IN THE LETTER I SENT THIS MORNING TO CENTERPULSE CHAIRMAN, DR. MAX LINK, WE HAVE BEEN INTERESTED IN ACQUIRING THIS COMPANY FOR SOME TIME, AND HELD DISCUSSIONS IN THIS REGARD ON SEVERAL OCCASIONS LAST YEAR. I WAS, THEREFORE, DISAPPOINTED TO LEARN THAT CENTERPULSE HAD AGREED TO A TRANSACTION WITH SMITH & NEPHEW. FRANKLY, WE WERE SURPRISED NOT TO HAVE BEEN ISSUED THE CENTERPULSE CONFIDENTIAL MEMORANDUM THAT WOULD HAVE ENABLED US TO IMPROVE UPON OUR OCTOBER 2002 PRELIMINARY OFFER. WE WILL DO THAT NOW!

WE CAN’T CHANGE HISTORY, BUT THAT’S WHY WE BELIEVE SO STRONGLY THAT WE MUST ACT WITHIN THIS WINDOW OF OPPORTUNITY TO MAKE OUR VISION A REALITY. THE TRANSACTION WE ARE CONTEMPLATING IS FINANCIALLY AND STRATEGICALLY SUPERIOR TO SMITH & NEPHEW’S AND PRESENTS COMPELLING SHORT- AND

LONG-TERM BENEFITS FOR CENTERPULSE SHAREHOLDERS.

[PAUSE]

I’D NOW LIKE TO TAKE A FEW MINUTES TO DISCUSS IN GREATER DETAIL WHY THIS TRANSACTION WILL BE BENEFICIAL FOR BOTH ZIMMER AND CENTERPULSE AND WHY THESE TWO COMPANIES ARE AN IDEAL STRATEGIC FIT. WHEN WE COMPLETE THIS TRANSACTION, WE WILL, ON A WORLDWIDE BASIS, HOLD NUMBER-ONE POSITIONS IN THE RECONSTRUCTIVE MARKET, AS WELL AS HIP AND KNEES INDIVIDUALLY, AND IN VIRTUALLY ALL KEY GEOGRAPHIC MARKETS, INCLUDING THE UNITED STATES, EUROPE AND JAPAN. WHILE THERE CAN BE NO BIRTHRIGHTS IN BUSINESS, ZIMMER FOR MANY YEARS HELD THE LOFTY POSITION OF NUMBER 1 – THE

COMBINATION OF ZIMMER AND CENTERPULSE WILL RETURN US TO OUR ORIGINS.

WE WILL ALSO BE THE LEADER IN CRUCIAL, FUTURE TECHNOLOGIES SUCH AS MINIMALLY INVASIVE, COMPUTER ASSISTED SURGERY AND ALTERNATE MATERIALS, AS WELL AS EXCITING BEGINNINGS IN BIOLOGICS AND ARTIFICIAL DISC/NUCLEUS.

COMBINED, WE WILL BENEFIT FROM INDUSTRY LEADING SCALE, WITH MORE THAN $2 BILLION IN SALES, OVER 100,000 SKUS, MORE THAN 2,000 SALESPEOPLE, OVER ONE MILLION SQUARE FEET OF MANUFACTURING SPACE AND MORE THAN 1,000 ISSUED PATENTS.

THE COMBINED ZIMMER-CENTERPULSE WILL BE WELL PREPARED TO CAPTURE AN INCREASED SHARE OF WHAT IS NOW A $14 BILLION GLOBAL INDUSTRY EXPERIENCING 12% ANNUAL GROWTH. IN ADDITION, WE BELIEVE THAT

THE INDUSTRY’S RAPIDLY IMPROVING DEMOGRAPHICS AND CONTINUED ADVANCES IN SURGICAL TECHNIQUES WILL PRESENT CONSIDERABLE BENEFITS OVER THE NEXT SEVERAL YEARS.

[PAUSE]

THIS TRANSACTION IS PERFECTLY ALIGNED WITH BOTH OUR AND CENTERPULSE’S LONG-STANDING PUBLICLY STATED STRATEGIES.

FOR ZIMMER, THE TRANSACTION FULFILLS OUR STATED STRATEGY TO INCREASE OUR PRESENCE IN EUROPE AND ENTER THE SPINE MARKET.

CENTERPULSE IS THE MARKET LEADER IN EUROPE, WHICH IS CLEARLY THE BEST GEOGRAPHIC EXPANSION OPPORTUNITY FOR OUR COMPANY GIVEN THAT IN 2002 EUROPE REPRESENTED LESS THAN 15% OF OUR SALES

COMPARED TO MORE THAN 25% FOR OUR PEERS. EUROPE POSSESSES FAVORABLE DEMOGRAPHICS FOR ORTHOPAEDIC PRODUCT DEMAND AND IT IS ONE OF THE LARGEST HIP MARKETS IN THE WORLD, WITH A CURRENT HIP TO KNEE RATIO OF 2.5 TO 1 VERSUS 1 TO 1 IN NORTH AMERICA. IN GENERAL, RECONSTRUCTIVE IMPLANT SALES IN EUROPE ARE CURRENTLY GROWING AT MORE THAN 10% PER ANNUM. WE ARE CONFIDENT THAT THE INCREASED MARKET SHARE WE WILL GAIN IN EUROPE THROUGH CENTERPULSE WILL BENEFIT US SIGNIFICANTLY OVER THE LONG TERM.

AS I MENTIONED EARLIER, CENTERPULSE WILL ALSO GIVE US IMMEDIATE ACCESS TO AN OUTSTANDING CAPABILITY AND PRODUCT LINE IN THE SPINE SEGMENT, WHICH WE HAVE BEEN EAGER TO ENTER FOR SOME TIME. SPINE IS THE ORTHOPAEDIC INDUSTRY’S FASTEST-GROWING SEGMENT WITH A CAGR OF 25% AS WELL AS THE MOST PROFITABLE WITH GROSS PROFIT MARGINS

OF 80%. WHILE “CAGE” SALES HAVE MODERATED SOMEWHAT OVER RECENT YEARS, UNIQUE FIXATION AND STABILIZATION SYSTEMS SUCH AS DYNESYS HAVE NOT. WE ALSO LIKE THE OPPORTUNITY TO LEVERAGE THE COMBINATION OF THE GREAT SPINETECH AND ZIMMER BRANDS TO ROLL OUT FUTURE SPINE TECHNOLOGIES WITH DEDICATED SALES FORCES AROUND THE WORLD.

BUT IT’S MUCH MORE THAN EUROPE, SPINE AND DENTAL DIVERSIFICATION. CENTERPULSE PROVIDES STRENGTH IN THE SOUTHERN U.S., UTAH AND SOUTHERN CALIFORNIA, WHERE WE AT ZIMMER HAVE NOT BEEN STRONG. WE WILL BENEFIT FROM A MYRIAD OF WORLD CLASS HIP DESIGNS SUCH AS ALLOCLASSIC, MUELLER AND CLS. WE WILL COMBINE THE SOLE RIGHTS TO THE MGH/HARVARD CROSS LINK POLY BUT ADD NEW ALTERNATE BEARING OFFERINGS IN METASUL (METAL ON METAL) AND CERASUL (CERAMICS). ZIMMER HAS A STRONG INTEREST IN RESURFACING FOR YOUNG

PATIENTS – CENTERPULSE’S DUROM WILL HELP FULFILL THAT NEED. IN KNEES, WE WILL BENEFIT FROM CENTERPULSE’S CMI MENISCUS, THE INNOVATIVE UNISPACER, A STRONG CRUCIATE RETAINING, HIGHER CONSTRAINT NATURAL KNEE AND A MUCH MORE WIDELY ACCEPTED MOBILE BEARING OFFERING. CENTERPULSE PROVIDES IMMEDIATE ONCOLOGY SOLUTIONS THAT ZIMMER DOES NOT POSSESS AND THEIR TITANIUM SIRUS TRAUMA NAIL LINE PERFECTLY FILLS OUT ZIMMER’S STAINLESS STEEL M/DN PRODUCT OFFERING.

IN ADDITION TO FULFILLING OUR LONG-STANDING STRATEGIC GOALS, I WANT TO EMPHASIZE TO YOU THAT THIS TRANSACTION ALSO MEETS ALL OF OUR PREVIOUSLY STATED FINANCIAL ACQUISITION CRITERIA:

•	IT IS ACCRETIVE TO EARNINGS PER SHARE IN THE FIRST YEAR, BEFORE SYNERGIES AND ONE-TIME CHARGES;

•	OUR NEW $1.75 BILLION CREDIT FACILITY, WHICH SAM WILL TELL YOU MORE ABOUT, WILL ALLOW US TO MAINTAIN OUR FINANCIAL FLEXIBILITY FOR THE FUTURE; AND

•	WE WILL BE IN A GREAT POSITION TO CONTINUE OUR COMMITMENT TO DELIVERING LONG-TERM EPS GROWTH GREATER THAN 15%.

[PAUSE]

THIS COMBINATION REPRESENTS AN EQUALLY SIGNIFICANT OPPORTUNITY FOR CENTERPULSE TO ACHIEVE ALL OF ITS PUBLICLY STATED STRATEGIC OBJECTIVES.

•	ZIMMER ADDS APPROXIMATELY 900 SALESPEOPLE IN CENTERPULSE’S TARGET GEOGRAPHIC MARKETS: THE U.S. AND JAPAN WHILE THEIR STAND ALONE PLAN WOULD HAVE ADDED LESS THAN 100 SALES PEOPLE;

•	ZIMMER ENHANCES CENTERPULSE’S SHARE IN SEVERAL KEY EUROPEAN MARKETS, NAMELY GERMANY, FRANCE, ITALY AND SWITZERLAND; AND

•	THROUGH ZIMMER, CENTERPULSE WILL ALSO GAIN A LEADING MODULAR HIP SYSTEM AND THE MOST ADVANCED ORTHOPAEDIC MINIMALLY INVASIVE SURGICAL TECHNOLOGY.

[PAUSE]

THE COMBINED ZIMMER-CENTERPULSE WILL, IN SHORT, BE AN ORTHOPAEDICS INDUSTRY POWERHOUSE DRIVEN BY LEGENDARY SALES FORCES ON BOTH SIDES OF THE ATLANTIC AND PACIFIC!

WE WILL BE THE PURE-PLAY LEADER IN THE SERVED GLOBAL ORTHOPAEDICS MARKET WITH NEARLY $2 BILLION IN SALES.

WITH RESPECT TO RECONSTRUCTIVE SALES – THAT BEING HIPS, KNEES, SHOULDERS, ELBOWS AND NOW DENTAL – THE COMBINED COMPANY WILL BE NUMBER ONE WORLDWIDE, AND WILL HAVE A LEADERSHIP POSITION IN EVERY MAJOR GEOGRAPHIC MARKET – NUMBER ONE IN THE U.S., NUMBER ONE IN EUROPE, NUMBER ONE IN JAPAN.

BUT THIS IS MORE THAN JUST A STORY OF SCALE AND BIGGER IS NOT ALWAYS BETTER, BUT FIT, STRATEGY AND EXECUTION DO MATTER! SURGEONS NEED OPTIMUM SOLUTIONS. THE COMBINATION OF ZIMMER AND CENTERPULSE WILL PROVIDE OUR SURGEONS WITH PRODUCTS THAT ADDRESS THE COMPLETE CONTINUUM OF CARE FOR AN AGING, BUT INCREASINGLY DEMANDING, INFORMED AND ACTIVE WORLD POPULATION. AT ZIMMER, WE HAVE DEFINED THEM AS THE “NEW PATIENTS.”

WE WILL, OF COURSE, CONTINUE TO EXPAND THE PRODUCTS THAT WE OFFER ACROSS THE CONTINUUM OF CARE FOR OSTEOARTHRITIS BY CAPITALIZING ON THE INVESTMENTS WE HAVE BOTH MADE IN FUTURE TECHNOLOGIES. IN 2002, ZIMMER AND CENTERPULSE SHARED THE INDUSTRY LEAD IN R&D INVESTMENT AS A PERCENTAGE OF SALES AT 5.9%, REPRESENTING A COMBINED INVESTMENT TODAY OF MORE THAN $125 MILLION. WE ARE VERY EXCITED ABOUT WHAT OUR TWO R&D ORGANIZATIONS COULD ACCOMPLISH TOGETHER AND THE LEVERAGE WE WILL GAIN IN R&D SPENDING.

I WOULD LIKE TO TAKE A MOMENT TO HIGHLIGHT, IN JUST A FEW EXAMPLES, HOW COMPLEMENTARY OUR TECHNOLOGIES ARE AND HOW TOGETHER WE WILL BENEFIT. IN HIPS, CENTERPULSE’S METAL ON METAL TECHNOLOGY COMPLEMENTS ZIMMER’S LEADING TRILOGY BRAND CUP PORTFOLIO. IN KNEES, OUR TRABECULAR METAL TECHNOLOGY COMPLEMENTS

CENTERPULSE’S MOBILE BEARING PORTFOLIO. IN SPINE, WE SEE THE OPPORTUNITY TO GROW CENTERPULSE’S MARKET SHARE BY LEVERAGING OUR TRABECULAR METAL AND T-2 (TRANSFORMATIONAL) DESIGN TECHNOLOGIES. ACROSS ALL PRODUCT LINES, WE WILL BENEFIT FROM OUR MUTUAL RECOGNITION OF THE IMPORTANCE OF MINIMALLY INVASIVE SURGERY AND COMPUTER ASSISTED GUIDANCE FOR ORTHOPAEDICS AND OUR DEVELOPMENT OF THE ZIMMER INSTITUTE AND CENTERPULSE’S C.A.R.E. PROGRAM. IN BIOLOGICS, CENTERPULSE’S CMI MENISCUS PROGRAM FITS NICELY WITH ZIMMER’S ISTO NEOCARTILAGE WORK. OUR TWO COMPANIES HAVE A HISTORY OF CHANGING THE LANDSCAPE IN ORTHOPAEDICS —— TOGETHER, THAT HISTORY IS VERY LIKELY TO REPEAT ITSELF!

[PAUSE]

BEFORE I TURN THE CALL OVER TO SAM, I WOULD LIKE TO EMPHASIZE THE SIGNIFICANT BENEFIT TO CENTERPULSE’S EMPLOYEES. WITH THIS COMBINATION THEY WILL BE AN INTEGRAL PART OF THE PREMIER, INNOVATIVE GLOBAL ORTHOPEADICS COMPANY WITH SIGNIFICANT FINANCIAL AND OPERATIONAL STRENGTH, AND A HISTORY OF OUTSTANDING PERFORMANCE. OUR TICKER SYMBOL WILL BE VISIBLE ON BOTH THE NEW YORK STOCK EXCHANGE AND THE SWX-SWISS EXCHANGE. I AM PERSONALLY MAKING A LONG-TERM COMMITMENT TO WINTERTHUR, WHICH WILL BE AN IMPORTANT COMMUNITY WITHIN THE COMBINED COMPANY. LIKE CENTERPULSE, WE ENCOURAGE A PERFORMANCE-BASED CULTURE, WHICH ENABLES THE FULFILLMENT OF PERSONAL AND COLLECTIVE GOALS, AND “NATIONALS” WILL TAKE THE LEADING MANAGEMENT ROLE AT OUR REGIONAL LOCATIONS.

AND NOW, I’D LIKE TO INTRODUCE SAM.

THANKS, RAY. I’LL BEGIN BY SUMMARIZING THE TERMS OF OUR OFFER TO ACQUIRE CENTERPULSE. WE ARE OFFERING TO ACQUIRE EACH SHARE OF CENTERPULSE FOR 120 SWISS FRANCS CASH AND A FIXED EXCHANGE RATIO OF 3.68 ZIMMER SHARES FOR EACH CENTERPULSE SHARE. BASED ON OUR CLOSING PRICE YESTERDAY, MAY 19, 2003, OUR OFFER REPRESENTS TOTAL VALUE OF 350 SWISS FRANCS PER CENTERPULSE SHARE. AS THIS OFFER INCLUDES A FIXED EXCHANGE RATIO, THE STOCK PORTION OF THE TRANSACTION CAN FLUCTUATE WITH THE VALUE OF ZIMMER’S STOCK. IN TOTAL, OUR 350 SWISS FRANCS OFFER PER SHARE IMPLIES A PURCHASE PRICE OF APPROXIMATELY 4.2 BILLION SWISS FRANCS OR APPROXIMATELY $3.2 BILLION U.S. UPON THE COMPLETION OF THIS TRANSACTION, CENTERPULSE SHAREHOLDERS WILL HOLD APPROXIMATELY 18% OF THE COMBINED COMPANY’S SHARES OUTSTANDING.

[PAUSE]

YOU’VE ALREADY HEARD ABOUT THE COMPELLING STRATEGIC POSITIONING OF THE COMBINED COMPANY AND I WILL DISCUSS SOME OF THE FINANCIAL MERITS IN A FEW MOMENTS. BUT FIRST, I’D LIKE TO DISCUSS A FEW TRANSACTION-RELATED MATTERS.

OUR OFFER WILL, FOR THE MOST PART, BE STRUCTURED THE SAME AS SMITH & NEPHEW’S, WITH A FEW MINOR EXCEPTIONS. THE FIRST IS THAT THE MINIMUM PERCENT OF THE OUTSTANDING CENTERPULSE SHARES THAT MUST BE TENDERED IN ORDER FOR ZIMMER TO GO FORWARD WITH THE TRANSACTION IS 66.7%, WHILE SMITH & NEPHEW HAS STIPULATED THAT IT MUST RECEIVE 75% OF THE OUTSTANDING SHARES.

SECONDLY, ACCORDING TO SWISS TAKEOVER LAWS, NOW THAT WE HAVE OFFICIALLY PREANNOUNCED OUR

INTENTION TO MAKE A FORMAL OFFER TO ACQUIRE CENTERPULSE, WE HAVE THE RIGHT TO COMPLETE A DUE DILIGENCE PROCESS, AND TO HAVE ACCESS TO ALL OF THE SAME INFORMATION THAT WAS PREVIOUSLY PROVIDED TO SMITH & NEPHEW DURING THEIR NEGOTIATIONS AND DUE DILIGENCE PROCESS. WE HAVE, THEREFORE, INCLUDED TWO ADDITIONAL CONDITIONS THAT STEM FROM THE FACT THAT WE HAVE NOT YET HAD THE BENEFIT OF COMPLETING DUE DILIGENCE.

THE FIRST OF THESE CONDITIONS IS THAT WE MUST RECEIVE ASSURANCE AS TO THE ADEQUACY OF THE PRODUCT LIABILITY RESERVES RELATED TO CENTERPULSE’S LITIGATION. THE SECOND CONDITION IS THAT WE NEED TO CONFIRM THAT THE TRANSACTION WILL NOT TRIGGER A TAX LIABILITY RELATED TO CENTERPULSE’S 2001 SPIN-OFF FROM SULZER AG. WE EXPECT THAT THIS SPECIFIC CONDITION WILL BE

SATISFIED BEFORE WE LAUNCH OUR OFFER AND THAT WE WILL BE IN A POSITION TO WAIVE THIS CONDITION UPON COMPLETION OF OUR OWN DUE DILIGENCE PROCESS, WHICH WE PLAN ON BEGINNING SHORTLY.

I WOULD LIKE TO MENTION THAT THE TERMS OF SMITH & NEPHEW’S OFFER PERMIT CENTERPULSE SHAREHOLDERS TO WITHDRAW THEIR ACCEPTANCE OF THE SMITH & NEPHEW OFFER AND TO TENDER INTO THE ZIMMER OFFER AFTER IT IS FORMALLY LAUNCHED, SHOULD THEY WISH TO DO SO. THE CUSTODIAN BANKS WILL INFORM THE SHAREHOLDERS ABOUT ZIMMER’S OFFER AND GIVE THEM THE RIGHT TO WITHDRAW THE ACCEPTANCE OF SMITH & NEPHEW’S OFFER. WE HAVE BEEN ADVISED THAT UNDER SWISS LAW, SMITH & NEPHEW’S OFFER MUST BE EXTENDED, GIVING CENTERPULSE SHAREHOLDERS THE OPPORTUNITY TO CHOOSE BETWEEN THE TWO OFFERS.

[PAUSE]

NOW THAT I HAVE SUMMARIZED THE TERMS AND CONDITIONS OF OUR OFFER, I’D LIKE TO DESCRIBE THE COMPELLING FINANCIAL PROFILE OF A COMBINED CENTERPULSE-ZIMMER.

WHEN WE ACQUIRE CENTERPULSE, ZIMMER WILL IMMEDIATELY BECOME A COMPANY WITH APPROXIMATELY $2.2 BILLION IN SALES, WITH EBITDA MARGINS EXPECTED TO CONTINUE IN EXCESS OF 30%, WITH STRONG UNDERLYING SALES GROWTH.

THE TRANSACTION IS EXPECTED TO BE ACCRETIVE TO ZIMMER’S EARNINGS PER SHARE IN 2004, BEFORE SYNERGIES AND ANY ONE-TIME CHARGES WE WILL RECORD IN CONNECTION WITH THE ACQUISITION. THESE CHARGES INCLUDE CASH COSTS OF APPROXIMATELY $160 MILLION FOR SYNERGY EXECUTION AND NON-CASH

CHARGES OF APPROXIMATELY $250 MILLION RELATED TO INVENTORY STEP UP AND IN-PROCESS R&D WRITE-OFFS THAT WE EXPECT TO INCUR OVER THE NEXT 12 MONTHS.

WE EXPECT THAT AS A RESULT OF THE INTEGRATION, WE WILL BE ABLE TO REALIZE ANNUAL PRE-TAX SYNERGIES OF BETWEEN $70 AND $90 MILLION BY YEAR THREE. WE HAVE ALSO INCLUDED A NEGATIVE SALES SYNERGY DURING THE FIRST 12 MONTHS OF $50 MILLION, WHICH WILL BE OFFSET IN THE SAME PERIOD BY POSITIVE EXPENSE SYNERGIES. IMPORTANTLY, OUR STRATEGY WITH RESPECT TO SYNERGIES IS TO CONCENTRATE ON IDENTIFYING AND IMPLEMENTING BOTH OPERATIONAL AND FINANCIAL BEST PRACTICES ACROSS THE COMBINED COMPANY. ADDITIONALLY, THE COMBINATION OF THESE TWO COMPANIES PROVIDES AN OPPORTUNITY TO REDUCE OUR EFFECTIVE TAX RATE OVER THE NEXT SEVERAL YEARS.

FOLLOWING THIS TRANSACTION, ZIMMER WILL CONTINUE TO ENJOY FINANCIAL FLEXIBILITY AND BALANCE SHEET STRENGTH. WE HAVE RECEIVED A COMMITMENT FOR A $1.75 BILLION CREDIT FACILITY COMPRISED OF A $400 MILLION 364-DAY REVOLVER, AN $800 MILLION THREE-YEAR REVOLVER AND A $550 MILLION FIVE-YEAR BANK TERM LOAN. THE CREDIT FACILITY IS COMMITTED AND FULLY UNDERWRITTEN BY CREDIT SUISSE FIRST BOSTON, JP MORGAN AND THE BANK OF AMERICA. FULL SYNDICATION IS EXPECTED TO BE COMPLETED PRIOR TO THE CLOSE OF THE ACQUISITION. THIS FACILITY WILL BE UTILIZED TO FUND THE CASH PORTION OF OUR OFFER, TO REFINANCE ALL EXISTING DEBT OF BOTH CENTERPULSE AND ZIMMER, AND TO FUND ALL CASH TRANSACTION AND INTEGRATION COSTS. ON THE EXPECTED DATE OF CLOSE, AND AFTER THE INITIAL DRAW DOWN ON THE FACILITY, ZIMMER WILL HAVE IN EXCESS OF $300 MILLION OF REMAINING CAPACITY ON THE FACILITY.

FOLLOWING THE TRANSACTION, ZIMMER SHOULD CONTINUE TO HAVE A STRONG INVESTMENT GRADE CREDIT PROFILE WITH DEBT TO EBITDA WELL UNDER 2X AND EBITDA TO INTEREST WELL OVER 10X.

WE PROJECT THAT CASH FLOW FROM OPERATIONS OF THE COMBINED COMPANY, WITH OUR CURRENT BUSINESS PROFILE, WILL ENABLE US TO ACHIEVE A DEBT-FREE BALANCE SHEET BY THE END OF 2006.

WHEN THESE STRONG FINANCIAL MERITS ARE CONSIDERED, TOGETHER WITH THE COMPELLING STRATEGIC STORY THAT RAY TOLD, WE TRULY DO CREATE THE #1 PURE-PLAY ORTHOPAEDICS COMPANY IN THE WORLD!

I’D LIKE TO SUMMARIZE THE TIMETABLE THAT WE ENVISION FOR THIS TRANSACTION. WITH OUR PRE-

ANNOUCEMENT TODAY, WE HAVE BEGUN THE PROCESS UNDER SWISS LAW. WE EXPECT TO BEGIN OUR DUE DILIGENCE PROCESS AS SOON AS CENTERPULSE MAKES AVAILABLE ALL THE SAME INFORMATION THAT HAS BEEN PROVIDED TO SMITH & NEPHEW. WE PLAN TO LAUNCH OUR FORMAL OFFER ON JUNE 17 AND TO KEEP IT OPEN FOR 40 TRADING DAYS – UNTIL AUGUST 12. AT THIS POINT, WE LOOK FORWARD TO CLOSING AND SETTLING THE TRANSACTION BY THE END OF AUGUST.

NOW, I’LL TURN THE CALL BACK TO RAY.

THANKS, SAM. IN SUMMARY, THIS TRANSACTION WILL CREATE THE NUMBER-ONE PURE-PLAY ORTHOPAEDICS COMPANY. THE PROPOSED TRANSACTION IS STRATEGICALLY AND FINANCIALLY SUPERIOR TO THE CURRENT, COMPETING OFFER, AND IN OUR CASE, BRINGS TOGETHER THE IDEAL ORTHOPAEDIC PARTNERS TO CREATE LEADING MARKET POSITIONS, TECHNOLOGY

AND SCALE —— IT MEETS AND EXCEEDS BOTH OF OUR PUBLICLY STATED LONG-TERM GOALS WHILE REMAINING TRUE TO ZIMMER’S OWN ACQUISITION CRITERIA.

WE THINK THAT CENTERPULSE IS A GREAT COMPANY AND THAT THIS TRANSACTION IS AN EQUALLY GREAT OPPORTUNITY FOR THE SHAREHOLDERS OF BOTH COMPANIES. WITH THAT WE’LL BE HAPPY TO TAKE YOUR QUESTIONS.